Exhibit 99.(a)(1)(F)

CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

This email confirms our receipt of your Notice of Withdrawal rescinding your participation in Verenium Corporation’s Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options, dated October 13, 2009 (the “Offer”), and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from the Offer and cannot be used to make changes to your previously submitted Election Form. If you would like to change your election, you should submit a new Election Form.

We want to make sure that you understand that your election not to tender means that your current stock options will not change and that the number of options, the strike price for each grant and the vesting schedule will not change.

If the above is not your intent, we encourage you to change your election by submitting a new Election Form or making an election through the Tender Offer Website before 12:00 a.m. (midnight) Eastern Time, on November 12, 2009 (that is, one minute after 11:59 p.m. on November 11, 2009), unless the Company decides to extend the expiration of the Offer to a later date. To access the Tender Offer website, use the following hyperlink: https://verenium.equitybenefits.com. For additional copies of the Offer Documents or the Election Form, or if you have questions about the Offer, please email tenderoffer@verenium.com or contact us by telephone at (617) 674-5319.

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